NEURALSTEM, INC.

February 16, 2009

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	Neuralstem, Inc.
Registration Statement on Form S-3
Filed February 2, 2009
File No. 333-157079

Dear Mr. Riedler:

We are submitting this letter in response to your comments of February 11, 2009, with regard to the above referenced filing of Neuralstem, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.
W-e note your disclosure in footnote 1 10 the registration fee table that pursuant to Rule 416, the registration statement also covers additional common shares that may be offered to prevent dilution as a result of stock splits, stock dividend, or that may be required for delivery upon exercise of any warrants as a result of anti-dilution provisions.   Rule 416(a) involves the registration of additional securities ''being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions." Please revise to remove the shares ""that may be required for delivery upon exercise of any warrants as a result of anti-dilution provisions" as they do not appear to be covered by Rule 416.

Response:	We have revised our disclosure as requested pursuant to your comment.

Incorporation of Certain Information by Reference, page 17

2.	Please revise this section to incorporate by reference the Form 8-Ks filed on November 18, 2008, December 3, 2008, December 18, 2008 and January 29, 2009

Response:	We have revised our disclosure as requested pursuant to your comment.

Exhibits, page 20

3.           Please file a copy of your Series C Warrant as an exhibit to this registration statement.

Response:	We have incorporated by reference the form of Series C Warrant from the Company’s March 16, 2007 Current Report filed on Form 8-K.

In connection with responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Conron
John Conron
Chief Financial Officer
Neuralstem, Inc.